Exhibit 99.1

YAMANA GOLD ANNOUNCES PRELIMINARY THIRD QUARTER 2017 OPERATIONAL RESULTS AND PROVIDES UPDATE ON BRAZILIAN TAX MATTERS

TORONTO, ONTARIO, October 16, 2017 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) is herein reporting preliminary operational results for the third quarter and for the first nine months of 2017. Production from the Company's mines in the third quarter was 257,000 ounces of gold, 1.43 million ounces of silver and 37.1 million pounds of copper. Production by mine for the third quarter and by mine and in total for the first nine months of 2017 is shown below.

Production for the third quarter and first nine months of 2017 is ahead of guidance and budget. The Company risk adjusts its budget when providing guidance as its budget contains certain stretch objectives for internal measures of performance. In this case, production is presently ahead of guidance and budget highlighting the strong operational performance of the Company's mines.

With an expected strong fourth quarter, and in light of an expected stronger second half to first half of the year, the Company is evaluating whether or not to increase guidance relating to production for gold, silver and copper. Guidance was previously increased only for gold production once before earlier this year to the current level.

The Company’s costs are also expected to be within the previously provided guidance range although presently, costs are trending well below the top end of the range.

In addition, the Company plans to re-introduce, after consultation with market participants, a by-product measure for costs applying copper and other credits for gold and silver costs. For the third quarter, such all-in sustaining cash costs ("AISC")(1) for gold and silver are not expected to exceed $735 and $12.50 per ounce, respectively. Further, the Company is discussing with industry and market participants the other items that should be included or considered in AISC reporting.

While production and costs are important factors in determining financial performance, they alone will not be determinative of financial performance. Measures of financial performance such as increases or decreases of cash balances, cash flows, free cash flows and earnings will be impacted by certain non-operational items, such as the treatment of contingencies, accruals and reversals, and certain operational items, such as the creation of stockpiles which may also affect working capital.

(All amounts are expressed in United States dollars unless otherwise indicated.)

1.	Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements. Reconciliations for all non-GAAP financial measures will be provided with the Company’s third quarter 2017 Management’s Discussion & Analysis, which is expected to be filed on SEDAR on October 26, 2017.

As previously disclosed in its second quarter financial results, the Company elected in the third quarter to participate in a program in Brazil to settle certain tax contingencies. Since that time, the legislative branch of the Brazilian government has approved the program and a final approval by the President of Brazil is anticipated by October 31, 2017, a timeframe which was extended from the originally planned decision date of October 11, 2017.

As Presidential approval may occur following the Company's third quarter 2017 release date of October 26, 2017, the Company expects to recognize the financial impact of its adherence to the amnesty program in the third or fourth quarter reporting. The planned accounting treatment is in line with prior guidance. While this will affect earnings, it will be an adjustment item.

Further, as the Company has begun payments under the program, cash flows, free cash flows and cash balances will be affected in the third and fourth quarters. The Company has paid $30.5 million year to date, and has allocated another $14.8 million for a payment it plans to make in the next few weeks, and thereafter plans to pay $29.3 million by end of year. Notwithstanding the payments in the third quarter and underpinned by strong operating performance, cash balances and net debt have not meaningfully changed as compared to the second quarter. Cash balances as at the end of the third quarter are approximately $125 million.

The final program adopted in the legislation is a mix of the original provisional measure suggested by the executive branch and the proposed amendments by certain members of the legislative branch.

The final program does not change the amount payable this year and creates an option to either pay one lump sum next year or much smaller payments per year for approximately twelve years. The Company has elected to proceed with the latter option, the result of which is that the Company will pay $8.6 million per year for the stipulated period.

The amount payable under the program beginning next year is substantially less than under the original provisional measure although more than in the proposed amendments by certain members of the legislative branch. The Company can advance any payment at any time without penalty.

Further, as suggested in the proposed amendments by certain members of the legislative branch, certain deductions are expected to be allowed under the program which could reduce tax otherwise payable in subsequent periods. The Company expects to rely on these allowances beginning next year should they be enacted.

Page | 2

Yamana will provide additional detail on its full operational and financial results for the third quarter of 2017 after close of markets on Thursday, October, 26, 2017. The following table presents a mine by mine summary of preliminary third quarter 2017 production.

	Three Months Ending Sept. 30th		Nine Months Ending Sept. 30th
Gold Ounces	2017	2016	2017	2016
Chapada	39,000	29,000	83,000	67,000
El Peñón	44,000	54,000	121,000	164,000
Canadian Malartic (50%)	82,000	76,000	236,000	223,000
Gualcamayo	34,000	43,000	109,000	119,000
Minera Florida	23,000	29,000	67,000	79,000
Jacobina	35,000	29,000	101,000	88,000
TOTAL, Yamana mines	257,000	260,000	717,000	740,000

Silver Ounces
Chapada	68,000	69,000	181,000	181,000
El Peñón	1,089,000	1,436,000	3,230,000	4,566,000
Minera Florida	274,000	87,000	423,000	334,000
TOTAL	1,431,000	1,592,000	3,834,000	5,082,000

Copper Pounds (millions)
Chapada	37.1	29.6	92.7	78.7

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

Page | 3

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations and Corporate Communications

416-815-0220

1-888-809-0925

Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to continued drilling at the Odyssey deposit, the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

Page | 4